SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

UNITED STATE
SECURITIES AND EXCHAN(
Washington, D.C. 2(

11019339

APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIELDSTONE SERVICES CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROSEMARY BURNS **(212) 425-7990**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **MANFRED ERNST**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FIELDSTONE SERVICES CORP.**, as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING DIRECTOR
Title

Notary Public

D:ane M. Deagan
Notary Public, State of New York
No. 02DE6211534
Qualified in New York County
Commission Expires September 21, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
DECEMBER 31, 2010

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fieldstone Services Corporation

We have audited the accompanying statement of financial condition of Fieldstone Services Corporation (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fieldstone Services Corporation as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2011

FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	2,228,559
Receivables from and deposit with clearing broker		635,358
Investments in marketable securities, at fair value		43,144
Other assets		16,883
Furniture and equipment, less accumulated depreciation of $3,355		4,698
TOTAL ASSETS	$	2,928,642

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	451,402
Securities sold, not yet purchased		2,603
Total liabilities		454,005
Contingencies (Note 10)		
Shareholder's equity:		
Common stock - $.01 par value; 3,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		395,199
Retained earnings		3,029,761
Shareholder's equity before receivable from Parent		3,424,961
Less: receivable from Parent		(950,324)
Total shareholder's equity		2,474,637
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,928,642

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Fieldstone Services Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts, and other similar financing's. Additionally, the Company engages in the sale of equities and corporate bonds on an agency basis to U.S. institutional customers.

The Company is a wholly owned subsidiary of Fieldstone Private Capital Group, Inc. (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2010, cash equivalents consisted of $200,000 in certificates of deposit sponsored by a major New York financial institution.

Revenue recognition
The Company records revenue from investment banking and advisory fees as earned, generally upon the closing of a transaction.

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions
The Company records securities transactions executed for its customers and related commissions and expenses on a settlement-date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade-date basis. Principal transactions of both equity and fixed-income securities made on behalf of customers are reflected on a trade-date basis.

Uncertain tax positions
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010 and will adopt certain other provisions on January 1, 2011.

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events
In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with its clearing broker on an agency basis on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company's cash and securities that are held in accounts at its clearing broker are subject to the credit risk of the clearing broker. The Company also maintains its cash in bank accounts in amounts that, at times, may exceed the federally insured limit, which was $250,000 at December 31, 2010.

NOTE 4. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents net cash held by the clearing organization for commissions generated in December 31, 2010, money market funds, and the deposit with the clearing organization. As required by the clearing agreement, the Company maintains a deposit with the clearing broker of approximately $100,000, which is included in "receivables from and deposits with clearing broker" in the statement of financial condition at December 31, 2010.

NOTE 5. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques, which are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing, and excess earnings models.

The following table summarized the Company's assets and liabilities required to be measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets:				
Debt securities	$ -	$ 43,144	$ -	$ 43,144
Liabilities:				
Equity securities sold short, not yet purchased	$ 2,603	$ -	$ -	$ 2,603

Debt securities consist of corporate bonds. These investments are generally valued at the bid price or the average of the bid and asked price (the market approach). Prices are obtained from independent pricing services and are generally based on broker quotes.

Equity securities sold short are valued at the closing price reported on the active market on which the individual securities are traded.

NOTE 6. SALES AND TRADING AGREEMENT

In 2007, the Company executed an agreement (the "STA") with a group of securities traders. Pursuant to the STA, the traders agreed to become employees of the Company for the period commencing February 1, 2007, through February 2015, unless terminated earlier under the terms of the STA. The Company has agreed to pay compensation and related costs up to 87-1/2% of commissions generated by the activities of these traders. Further, if for any calendar quarter there is a net loss incurred by these trading activities, then the traders (as a group) will reimburse the Company for such loss, subject to a maximum amount of $200,000 per quarter.

NOTE 7. INCOME TAXES

The Company reports its income taxes as part of a consolidated tax return filed by its Parent. Provision has been made for the Company's share of the consolidated provision. Federal, state and local income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Parent and the Company are no longer subject to federal, state or local tax examination by taxing authorities for years before 2007.

The tax provision for December 31, 2010, consisted of the following:

Federal	$ 639,000
State	121,000
City	142,000
Total	$ 902,000

NOTE 8. RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service agreement with the Parent, the Parent provides the services of certain of its employees and other overhead services to the Company. For the year ended December 31, 2010, the Company paid the Parent $240,000 as service fees under the administrative service agreement for its share of the overhead expenses, including salaries, rent, and other office expenses.

As part of the administrative service agreement with the Parent, the Company advances funds to or has additional expenses allocated from its Parent, as required by operating activities, including the Company's share of the provision from income taxes. During 2010, the total advances to and expenses allocated from the Parent amounted to $3,723,367 and $2,773,043, respectively, resulting in a net amount due from the Parent of $950,324 at December 31, 2010. The advance is non-interest bearing and has no specific repayment terms.

NOTE 9. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2010, the Company had regulatory net capital of approximately $2,397,000, which was $2,297,000 in excess of the required minimum of approximately $100,000. The Company's percentage of regulatory aggregate indebtedness to net capital was .19 to 1 at December 31, 2010.

NOTE 10. CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2010, the Company was not involved in any significant regulatory issues or litigation.